The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

June 10, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR FISCAL YEAR 2003
<CONSOLIDATED / NON-CONSOLIDATED>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

6/15

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department

Mitsui Trust Holdings, Inc.

Business Results for Fiscal Year 2003 ＜Non-Consolidated＞

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges: Tokyo,Osaka,Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: May 24, 2004
Date of Shareholders' Meeting: June 29, 2004
President: Kiichiro Furusawa

1.Business Results for Fiscal Year 2003 (from April 1, 2003 to March 31, 2004)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

Fiscal Year	Operating Income	(year on year change)	Operating Profits	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2003	16,092	121.9	5,920	-	5,497	-44.1	5,342	-35.1
Fiscal Year 2002	7,251	592.6	-1,474	-	9,829	-56.0	8,228	-48.3

Fiscal Year	Net Income per Common Share (Basic)	Net Income per Common Share(Diluted)	Net Income on Equity	Ordinary Profits / Total Assets	Ordinary Profits / Operating Income
	yen	yen	%	%	%
Fiscal Year 2003	0.08	0.08	0.1	0.6	34.2
Fiscal Year 2002	3.60	3.59	3.4	1.1	135.5

Note: Average Number of Common Shares Outstanding
Fiscal Year 2003 821,123,866 shares(Common share)
Fiscal Year 2002 818,582,417 shares(Common share)

(2)Dividend Payment per Common Share

Fiscal Year	Annual Dividend per Share			Annual Dividend	Dividend Payout Ratio	Dividend on Equity
		Interim	Year-end			
	yen	yen	yen	yen in millions	%	%
Fiscal Year 2003	2.50	0.00	2.50	2,058	3,167.5	2.3
Fiscal Year 2002	0.00	0.00	0.00	-	-	-

(3)Financial Position

Fiscal Year End	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen
Fiscal Year 2003	874,318	522,915	59.8	103.72
Fiscal Year 2002	892,412	520,299	58.3	101.14

1.Number of Shares Issued at Fiscal Year End
Fiscal Year 2003 823,269,568 shares(Common share)
Fiscal Year 2002 818,376,215 shares(Common share)

2.Number of Treasury Shares at Fiscal Year End
Fiscal Year 2003 862,013 shares
Fiscal Year 2002 489,389 shares

2.Estimate of Fiscal Year 2004 (from April 1, 2004 to March 31, 2005)

	Operating Income	Ordinary Profits	Net Income	Dividend Payment per Common Share		
				Interim	Year-end	
	yen in millions	yen in millions	yen in millions	yen	yen	yen
1st Half	46,000	40,000	40,000	0.00	-	-
Annual	50,000	38,000	38,000	-	2.50	2.50

Estimate of Net Income per Common Share(Basic): 39.85 yen

The above estimate is based on information available at this moment and plan . Actual result may differ from the estimate , depending on future events.

Mitsui Trust Holdings, Inc.

Non-consolidated Balance Sheet

(Yen in Millions)

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
Assets			
Current Assets	**1,112**	**19,844**	**-18,732**
Accrued Income	9	17	-8
Income Taxes Refundable	831	19,183	-18,352
Deferred Tax Assets	200	-	200
Other Current Assets	70	643	-572
Non-current Assets	**873,020**	**872,160**	**860**
Tangible Fixed Assets	1	1	-0
Equipment	1	1	-0
Intangible Fixed Assets	1	1	-0
Software	1	1	-0
Investments	873,018	872,157	861
Investments (Stocks)	75	75	-
Investments in Subsidiaries(Stocks)	631,948	618,408	13,540
Investments in Subsidiaries(Bonds)	100,000	100,000	-
Investments in Subsidiaries(Convertible Bonds)	466	3,206	-2,740
Long-term Loans to Subsidiaries	140,000	150,000	-10,000
Deferred Tax Assets	136	80	56
Other Investments	391	387	4
Deferred Assets	**185**	**406**	**-221**
Organization Costs	160	240	-80
Stock Issue Costs	-	3	-3
Bond Issue Costs	25	162	-137
Total Assets	**874,318**	**892,412**	**-18,093**
Liabilities			
Current Liabilities	**7,248**	**26,179**	**-18,930**
Borrowed Money from Subsidiaries	5,977	23,983	-18,006
Accrued Expenses	603	442	161
Accrued Income Taxes	576	-	576
Reserve for Bonuses	39	39	0
Deferred Tax Liabilities	-	1,677	-1,677
Other Current Liabilities	51	36	14
Non-Current Liabilities	**344,155**	**345,932**	**-1,777**
Bonds	203,300	192,500	10,800
Convertible Bonds	466	3,206	-2,740
Long-term Borrowed Money	140,000	150,000	-10,000
Reserve for Retirement Benefits	343	226	116
Reserve for Expenses Related to EXPO 2005 Japan	45	-	45
Total Liabilities	**351,403**	**372,112**	**-20,708**
Shareholders' Equity			
Common Stock and Preferred Stock	**261,462**	**260,092**	**1,370**
Capital Surplus	**244,866**	**243,494**	**1,371**
Earned Surplus	**16,883**	**16,818**	**64**
Treasury Stocks	**-296**	**-105**	**-190**
Total Shareholders' Equity	**522,915**	**520,299**	**2,615**
Total Liabilities and Shareholders' Equity	**874,318**	**892,412**	**-18,093**

Mitsui Trust Holdings, Inc.

Non-consolidated Statement of Income

(yen in millions)

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
Operating Income	**16,092**	**7,251**	**8,840**
Interest Income on Bonds in Subsidiaries	3,072	1,556	1,516
Interest Income on Convertible Bonds in Subsidiaries	6	118	-111
Interest Income on Loans to Subsidiaries	2,347	3,096	-748
Fees and Commissions Received from Subsidiaries	8,545	2	8,543
Other Operating Income	2,119	2,479	-359
Operating Expenses	**10,172**	**8,725**	**1,446**
Interest Expenses on Bonds	6,250	3,589	2,661
Interest Expenses on Convertible Bonds	6	117	-110
Interest Expenses on Long-term Loans	2,347	3,096	-748
General and Administrative Expenses	1,566	1,922	-355
Operating Profits	**5,920**	**-1,474**	**7,394**
Non-Operating Income	**279**	**11,977**	**-11,697**
Profits of Disposal of Securities	0	11,737	-11,737
Other Non-Operating Income	279	240	39
Non-Operating Expenses	**702**	**673**	**28**
Interest Expenses on Borrowed Money from Subsidiaries	142	114	27
Amortization of Organization Costs	80	80	-
Amortization of Stock Issue Costs	3	3	0
Amortization of Bond Issue Costs	154	148	5
Other Non-Operating Expenses	321	326	-4
Ordinary Profits	**5,497**	**9,829**	**-4,331**
Extraordinary Losses	**17**	**-**	**17**
Losses on Transfer of the Substitutional Portion of Future Pension Obligations	17	-	17
Income Before Income Taxes	**5,479**	**9,829**	**-4,349**
Income Taxes Expenses (Current)	**2,071**	**3**	**2,067**
Deferred Income Taxes	**-1,934**	**1,597**	**-3,531**
Net Income	**5,342**	**8,228**	**-2,885**
Unappropriated Profits at the Beginning of Year	11,540	8,590	2,950
Unappropriated Profits at the End of the Term	**16,883**	**16,818**	64

Mitsui Trust Holdings, Inc.

Statements of Appropriation of Retained Earnings

(yen)

	Fiscal Year 2003	Fiscal Year 2002
Unappropriated Profits at the End of the Term	**16,883,686,370**	**16,818,878,509**
Profits Appropriation Total	**7,336,298,920**	**5,278,125,000**
Dividends on Preferred Share,Class Ⅰ	800,000,000 ¥40 per Share	800,000,000 ¥40 per Share
Dividends on Preferred Share,Class Ⅱ	1,350,000,000 ¥14.40 per Share	1,350,000,000 ¥14.40 per Share
Dividends on Preferred Share,Class Ⅲ	3,128,125,000 ¥20 per Share	3,128,125,000 ¥20 per Share
Dividends on Common Share	2,058,173,920 ¥2.5 per Share	0 ¥0 per Share
Profits Carried Forward to the Next Term	**9,547,387,450**	**11,540,753,509**

Mitsui Trust Holdings, Inc.

Business Results for Fiscal Year 2003 <Consolidated>

33-1,Shiba 3-chome ,Minato-ku,Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: May 24, 2004
President : Kiichiro Furusawa

1.Business Results for the Fiscal Year 2003 (from April 1, 2003 to March 31 , 2004)

(1)Business Results <Note>Amounts less than one million yen are omitted.

Fiscal Year	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2003	516,186	3.8	105,361	-	50,786	-
Fiscal Year 2002	497,252	-6.6	-24,727	-	-96,710	-

Fiscal Year	Net Income per Common Share	Net Income per Common Share(Diluted)	Net Income on Equity	Ordinary Profits /Total Assets	Ordinary Profits /Ordinary Income
	yen	yen	%	%	%
Fiscal Year 2003	55.55	28.34	-	0.8	20.4
Fiscal Year 2002	-125.31	-	-	-0.2	-5.0

Note: 1. Net Income(loss) from Unconsolidated Entities by Equity Method The Year Ended March 31,2004 : 486 million
The Year Ended March 31,2003 : -504 million

2. Average Number of Common Shares Outstanding The Year Ended March 31,2004 : 819,258,306 shares
The Year Ended March 31,2003 : 813,860,941 shares

(2)Financial Position

Fiscal Year End	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share	Consolidated BIS Ratio (uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
Fiscal Year 2003	12,753,758	463,311	3.6	31.36	*Preliminary* 10.14
Fiscal Year 2002	12,478,021	251,626	2.0	-228.26	7.50

Note: Number of Common Shares Outstanding The Year Ended March 31,2004 : 822,108,414 shares
The Year Ended March 31,2003 : 814,434,118 shares

(3)Cash Flow Position

Fiscal Year	Net Cash from Operating Activities	Net Cash from Investing Activities	Net Cash from Financing Activities	Cash and Cash Equivalents at the End of Fiscal Year
	yen in millions	yen in millions	yen in millions	yen in millions
Fiscal Year 2003	-103,790	-253,975	-16,837	457,518
Fiscal Year 2002	-354,029	-27,230	-37,389	832,071

(4)Basis of Consolidation
Number of Consolidated Subsidiaries: 25
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 2

(5)Change in Number of Subsidiaries and Affiliates
Consolidated Subsidiaries: Increased by 3, Decreased by 1
Affiliates Accounted for Equity Method : -

2. Estimate for This Fiscal Year (from April 1 , 2004 to March 31 , 2005)

	Ordinary Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions
1st Half	230,000	60,000	30,000
Annual	520,000	165,000	85,000

Estimate of Net Income per Common Share : 96.97yen

Mitsui Trust Holdings, Inc.
Consolidated Balance Sheets

(Banking Account) (yen in millions)

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
Assets			
Cash and Due from Banks	521,812	890,985	-369,172
Call Loans and Bills Bought	17,068	—	17,068
Receivables under Resale Agreements	—	24,999	-24,999
Receivables under Securities Borrowing Transactions	34,427	10,564	23,863
Monetary Claims Bought	54,746	—	54,746
Trading Assets	21,104	13,165	7,938
Money Held in Trust	16,952	70,921	-53,969
Investment Securities	3,585,945	3,232,584	353,361
Loans and Bills Discounted	7,189,953	7,200,393	-10,440
Foreign Exchanges	6,713	4,978	1,735
Other Assets	512,614	359,075	153,539
Premises and Equipment	234,532	254,250	-19,718
Deferred Tax Assets	280,662	347,169	-66,507
Customers' Liabilities for Acceptances and Guarantees	376,592	220,208	156,383
Reserve for Possible Loan Losses	-99,365	-151,274	51,909
Total Assets	**12,753,758**	**12,478,021**	**275,736**
Liabilities			
Deposits	8,900,541	8,450,294	450,246
Negotiable Certificates of Deposit	215,530	221,960	-6,430
Call Money and Bills Sold	318,017	300,000	18,017
Payables under Repurchase Agreements	—	99,999	-99,999
Payables under securities Lending Transactions	418,182	194,245	223,937
Trading Liabilities	4,298	8,933	-4,635
Borrowed Money	341,996	509,343	-167,347
Foreign Exchanges	28	25	3
Bonds and Notes	138,375	138,826	-451
Convertible Bonds and Notes	466	3,206	-2,740
Payable to Trust Account	1,343,100	1,864,795	-521,695
Other Liabilities	116,543	105,390	11,152
Reserve for Bonuses	2,993	3,407	-414
Reserve for Retirement Benefits	1,418	1,727	-309
Reserve for Possible Losses on Loans Sold to CCPC	—	4,389	-4,389
Reserve for Expenses Related to EXPO 2005 Japan	45	—	45
Deferred Tax Liabilities	3,950	2,521	1,428
Acceptances and Guarantees	376,592	220,208	156,383
Total Liabilities	**12,182,080**	**12,129,277**	**52,803**
Minority Interest in Consolidated Subsidiaries			
Minority Interest in Consolidated Subsidiaries	**108,367**	**97,118**	**11,248**
Stockholders' Equity			
Common and Preferred Stock	261,462	260,092	1,370
Capital Surplus	125,802	227,350	-101,547
Retained Earnings	74,732	-85,676	160,409
Land Revaluation Excess	-14,736	-3,028	-11,707
Net Unrealized Gains on Securities Available for Sale	17,652	-145,337	162,989
Foreign Currency Translation Adjustments	-796	-868	71
Treasury Stock	-806	-906	99
Total Stockholders' Equity	**463,311**	**251,626**	**211,684**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	12,753,758	12,478,021	275,736

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income

(Banking Account) (yen in millions)

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
Ordinary Income	**516,186**	**497,252**	**18,934**
Trust Fees	84,211	100,627	-16,415
Interest Income	158,854	163,066	-4,211
Interest on Loans and Bills Discounted	115,044	119,652	-4,607
Interest and Dividends on Securities	42,651	41,874	776
Interest on Call Loans and Bills Bought	140	295	-154
Interest on Receivables under Resale Agreements	2	1	0
Interest on Receivables under Securities Borrowing Transactions	0	0	0
Interest on Deposits with Banks	793	1,059	-265
Other	220	182	37
Fees and Commissions Paid	73,285	56,325	16,960
Trading Revenue	11,379	738	10,640
Other Operating Income	62,637	83,902	-21,265
Other Income	125,818	92,593	33,225
Ordinary Expenses	**410,825**	**521,979**	**-111,154**
Interest Expenses	52,246	65,473	-13,227
Interest on Deposits	25,663	30,163	-4,500
Interest on Negotiable Certificates of Deposits	102	233	-131
Interest on Call Money and Bills Sold	110	24	86
Interest on Payables under Repurchase Agreements	0	0	0
Interest on Payables under Securities Lending Transactions	2,963	875	2,087
Interest on Borrowed Money	10,216	11,920	-1,703
Interest on Bonds and Notes	4,218	2,474	1,743
Interest on Convertible Bonds and Notes	6	117	-110
Other	8,964	19,662	-10,698
Fees and Commissions Paid	11,445	5,419	6,025
Trading Expenses	419	3	416
Other Operating Expenses	18,126	6,164	11,962
General and Administrative Expenses	138,590	159,520	-20,929
Other Expenses	189,996	285,397	-95,400
Transfer to Reserve for Possible Loan Losses	—	16,415	-16,415
Other	189,996	268,981	-78,984
Ordinary Income	**105,361**	**-24,727**	**130,088**
Extraordinary Profits	**37,773**	**9,399**	**28,374**
Profits on Disposal of Premises and Equipment	1,444	4,919	-3,475
Profits on Written-off Claims	2,824	4,452	-1,628
Transfer from Liability Reserve for Securities Trading	—	0	-0
Reversal of Allowance for Loan Losses	6,644	—	6,644
Refund of Enterprise Taxes by the Tokyo Metropolitan Government	8,888	—	8,888
Gains on Transfer of the Substitutional Portion of Future Pention Obligations	17,972	—	17,972
Other Extraordinary Profits	—	26	-26
Extraordinary Losses	**15,912**	**24,345**	**-8,432**
Losses on Disposal of Premises and Equipment	3,416	5,774	-2,357
Other Extraordinary Losses	12,496	18,571	-6,074
Income before Income Taxes and Minority Interests	**127,222**	**-39,673**	**166,896**
Provision for Income Taxes	6,310	7,872	-1,561
Deferred Income Taxes	65,006	45,553	19,453
Minority Interests in Net Income	5,118	3,611	1,506
Net Income	**50,786**	**-96,710**	**147,497**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
Capital Surplus:			
Capital Surplus at Beginning of the Period	**227,350**	**358,960**	**-131,610**
Increase of Capital Surplus	**1,645**	**38**	**1,606**
Conversion of Convertible Bonds and Notes	1,370	38	1,331
Gains on Disposal of Treasury Stocks	275	-	275
Decrease of Capital Surplus	**103,192**	**131,648**	**-28,455**
Transfer to Retained Earnings	103,192	131,648	-28,455
Capital Surplus at End of the Period	**125,802**	**227,350**	**-101,547**
Retained Earnings:			
Retained Earnings at Beginning of the Period	**-85,676**	**-124,455**	**38,779**
Increase of Retained Earnings	**165,687**	**142,809**	**22,877**
Net Income	50,786	-	50,786
Transfer from Capital Reserve	103,192	131,648	-28,455
Transfer from Land Revaluation Reserve	11,707	11,161	546
Decrease of Retained Earnings	**5,278**	**104,030**	**-98,752**
Net Loss	-	96,710	-96,710
Dividend declared	5,278	7,294	-2,016
Losses on Disposal of Treasury Stocks	-	24	-24
Retained Earnings at End of the Period	**74,732**	**-85,676**	**160,409**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.
Consolidated Statement of Cash Flows

(Banking Account) (yen in millions)

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
I. Cash Flows from Operating Activities :			
Net Income Before Income Taxes and Minority Interests	127,222	-39,673	166,896
Depreciation and Amortization	50,059	56,020	-5,961
Equity in Earnings of affiliates	-486	504	-991
Provision for Reserve for Possible Loan Losses	-51,909	-23,943	-27,965
Provision for Reserve for Possible Losses on Investment Securities	—	0	0
Provision for Reserve for Possible Losses on Loans Sold to CCPC	-4,389	-2,777	-1,612
Provision for Reserve for Bonuses	-414	-672	258
Provision for Retirement Benefits	-309	50,672	-50,982
Reserve for Expenses Related to EXPO 2005 Japan	45	—	45
Accrued Interest and Dividend Income	-158,854	-163,066	4,211
Accrued Interest Expenses	52,246	65,473	-13,227
Investment Securities Losses (Gains)	-43,541	4,836	-48,378
Losses (Gains) on Money Held in Trust	-1,722	-1,274	-447
Foreign Exchange Losses (Gains)	10,614	13,921	-3,307
Losses (Gains) on Sales of Premises and Equipment	1,971	854	1,117
Net Decrease (Increase) in Trading Assets	-7,938	-979	-6,958
Net Increase (Decrease) in Trading Liabilities	-4,635	3,158	-7,794
Net Decrease (Increase) in Loans and Bills Discounted	9,568	214,733	-205,164
Net Increase (Decrease) in Deposits	450,246	970,406	-520,160
Net Increase (Decrease) in Negotiable Certificates of Deposits	-6,430	-40,620	34,190
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	-147,347	132,533	-279,881
Net Decrease (Increase) in Interest-Earning Deposits in Other Banks	-5,379	11,428	-16,808
Net Decrease (Increase) in Call Loans and Others	-46,815	-19,899	-26,915
Net (Increase) Decrease in Deposit for Securities Borrowing Transactions	-23,863	-4,594	-19,269
Net Increase (Decrease) in Call Money and Others	-81,982	-186,500	104,518
Net Increase (Decrease) in Deposit for Securities Lending Transactions	223,937	-53,117	277,054
Net Decrease (Increase) in Foreign Exchanges (Assets)	-1,735	-123	-1,611
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	3	-2	6
Net Increase (Decrease) in Payable to Trust Account	-521,695	-1,220,496	698,801
Interest and Dividends Received	168,636	175,274	-6,638
Interest Paid	-49,666	-67,874	18,207
Other	-26,518	-216,195	189,676
Subtotal	**-91,085**	**-341,991**	**250,905**
Income Taxes Paid	-12,705	-12,038	-666
Net Cash from Operating Activities	**-103,790**	**-354,029**	**250,239**

<Note>Amounts less than one million yen are omitted.

	Fiscal Year 2003(A)	Fiscal Year 2002(B)	(A)-(B)
Ⅱ. Cash Flows from Investing Activities :			
Purchases of Investment Securities	-10,115,343	-9,164,642	-950,701
Sales of Investment Securities	7,381,355	7,161,408	219,946
Redemptions of Investment Securities	2,442,600	1,976,997	465,602
Increase in Money Held in Trust	-2	-4,216	4,213
Decrease in Money Held in Trust	54,157	18,341	35,815
Purchases of Premises and Equipment	-27,796	-39,546	11,750
Proceeds from Sales of Premises and Equipment	11,054	24,427	-13,372
Net Cash from Investing Activities	**-253,975**	**-27,230**	**-226,745**
Ⅲ. Cash Flows from Financing Activities			
Decrease in Subordinated Borrowings	-20,000	-58,000	38,000
Issuance of Preferred Stocks	10,000	30,000	-20,000
Dividends Paid	-5,278	-7,294	2,016
Dividends Paid to Minority Interests	-4,514	-1,769	-2,744
Increase in Treasury Stock	-7,057	-7,386	328
Decrease in Treasury Stock	10,012	7,061	2,951
Net Cash from Financing Activities	**-16,837**	**-37,389**	**20,551**
Ⅳ. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**51**	**-11**	**62**
Ⅴ. Net Increase in Cash and Cash Equivalents	**-374,552**	**-418,660**	**44,107**
Ⅵ. Cash and Cash Equivalents at the Beginning of Fiscal Year	**832,071**	**1,250,731**	**-418,660**
Ⅶ. Cash and Cash Equivalents at the End of Period	**457,518**	**832,071**	**-374,552**

<Note>Amounts less than one million yen are omitted.